Exhibit 4.4

PROMISSORY NOTE

(Convertible at Next Priced Round)

Principal Amount: $300,000.00 USD

Issue Date: May 1, 2026

Place of Execution: State of Colorado

FOR VALUE RECEIVED, the undersigned, USFM Corp., a Colorado corporation (the “Borrower”), hereby unconditionally promises to pay to the order FG Nexus Inc., a Nevada Corporation (the “Lender”), the principal sum of Three Hundred Thousand and 00/100 U.S. Dollars ($300,000.00) (the “Principal Amount”), together with interest thereon and the share consideration set forth below, on the terms and conditions of this Promissory Note (this “Note”).

1.	Interest.

Interest shall accrue on the outstanding Principal Amount at a simple rate of fifteen percent (15%) per annum, computed on the basis of a 365-day year for the actual number of days elapsed from the Issue Date until the Principal Amount is repaid in full.

2.	Maturity; Minimum Repayment.

(a) Maturity Trigger. The entire outstanding balance under this Note (principal, accrued interest, and the share consideration described in Section 3) shall become due and payable upon the earlier of (i) the closing of the Borrower’s next priced equity financing round (the “Next Priced Round”), meaning the next sale and issuance by the Borrower of preferred or common equity securities at a fixed per-share price for the principal purpose of raising capital, or (ii) the date that is six (6) months after the Issue Date (the “Outside Maturity Date”). For the avoidance of doubt, this Note shall mature and become fully due and payable no later than the Outside Maturity Date, regardless of whether a Next Priced Round has occurred.

(b) Repayment if No Next Priced Round Occurs. If the Next Priced Round has not closed on or before the Outside Maturity Date, then on the Outside Maturity Date the Borrower shall pay to the Lender, in cash, the Minimum Repayment Amount (or, if greater, the Principal Amount plus all accrued and unpaid interest under Section 1). In such event, the Borrower’s obligation to issue the Share Consideration under Section 3 shall remain outstanding and shall be performed promptly upon the closing of any subsequent priced equity financing round of the Borrower, with the per-share price of such round used to determine the number of shares issuable; provided, that nothing in this Section 2(b) shall limit the Lender’s remedies under Section 6 in the event of a failure to pay on the Outside Maturity Date.

(c) Minimum Cash Repayment. Notwithstanding the actual interest accrued under Section 1, the minimum aggregate cash amount payable to the Lender on the maturity date determined under Section 2(a) in respect of principal and interest shall be Three Hundred Thirty Thousand and 00/100 U.S. Dollars ($330,000.00) (the “Minimum Repayment Amount”). If accrued interest under Section 1, when added to the Principal Amount, would exceed the Minimum Repayment Amount, the Borrower shall instead pay the greater amount actually accrued. The Minimum Repayment Amount represents the floor, not a cap, on the cash repayment obligation.

3.	Share Issuance at Next Priced Round.

In addition to the cash repayment required under Section 2, at the closing of the Next Priced Round the Borrower shall issue to the Lender a number of shares of the same class and series of equity securities issued in the Next Priced Round equal in aggregate value to Three Hundred Thousand and 00/100 U.S. Dollars ($300,000.00), with such shares being valued at the same per-share price paid by the lead investor(s) in the Next Priced Round (the “Share Consideration”). For clarity, the number of shares issuable shall equal $300,000 divided by the per-share price of the Next Priced Round, with any fractional share rounded down to the nearest whole share and the value of any such fractional share paid in cash.

The Share Consideration is in addition to, and not in lieu of, the cash repayment obligation set forth in Section 2, and is not a conversion of the Principal Amount into equity.

4.	Prepayment.

The Borrower may prepay this Note in whole or in part at any time without premium or penalty; provided, that any such prepayment shall not reduce the Borrower’s obligation to pay the Minimum Repayment Amount or to issue the Share Consideration upon the closing of the Next Priced Round, unless this Note has been repaid and the Share Consideration has been issued (or waived in writing by the Lender) prior thereto.

5.	Payments.

All cash payments under this Note shall be made in lawful currency of the United States by wire transfer of immediately available funds to an account designated in writing by the Lender. Payments shall be applied first to accrued and unpaid interest and then to principal.

6.	Events of Default.

Each of the following shall constitute an “Event of Default” under this Note: (a) the Borrower fails to pay any amount due under this Note when due and such failure continues for ten (10) business days; (b) the Borrower fails to issue the Share Consideration as required by Section 3; (c) the Borrower commences a voluntary case under any bankruptcy or insolvency law, or an involuntary case is commenced against it and is not dismissed within sixty (60) days; or (d) the Borrower makes a general assignment for the benefit of creditors. Upon any Event of Default, the entire unpaid Principal Amount, all accrued and unpaid interest, the Minimum Repayment Amount (if greater), and the obligation to issue the Share Consideration shall, at the Lender’s option, become immediately due and payable or performable, as applicable.

7.	Representations of Borrower.

The Borrower represents and warrants that (a) it is duly organized, validly existing, and in good standing under the laws of the State of Nevada; (b) it has full corporate power and authority to execute, deliver, and perform this Note; and (c) this Note constitutes the legal, valid, and binding obligation of the Borrower, enforceable against it in accordance with its terms.

8.	Governing Law; Venue.

This Note shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to its conflict of laws principles. The parties consent to the exclusive jurisdiction and venue of the state and federal courts located in the State of Colorado for any dispute arising out of or relating to this Note.

9.	Miscellaneous.

This Note constitutes the entire agreement of the parties with respect to its subject matter and supersedes all prior understandings. No amendment, modification, or waiver of any provision of this Note shall be effective unless in writing and signed by both parties. If any provision of this Note is held invalid or unenforceable, the remaining provisions shall continue in full force and effect. The Borrower waives presentment, demand, protest, and notice of dishonor.

IN WITNESS WHEREOF, the parties have executed this Promissory Note as of the Issue Date first written above.

LENDER:

FG NEXUS INC., a Nevada corporation

By:	/s/ Mark Roberson
Name:	Mark Roberson
Title:	CFO

BORROWER:

USFM CORP., a Colorado corporation

By:	/s/ Robert price
Name:	Robert price
Title:	Director